NEWS RELEASE

Augusta Appoints Tim Baker As Director

VANCOUVER, BC, September 11, 2008 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to announce the appointment of Tim C. Baker to its Board of Directors, effective immediately.

Mr. Baker brings over 30 years of extensive project development and operations experience to the Company’s Board. Mr. Baker is currently the Executive Vice President and the Chief Operating Officer of Kinross Gold Corporation. Prior to joining Kinross in 2006 he had an outstanding career with Placer Dome, where he served in several key roles including Executive General Manager of Placer Dome Chile, and Senior Vice President of the copper producing Compania Minera Zaldivar.

President and CEO Gil Clausen said, “The strength of Augusta lies in our quality Rosemont asset and our ability to generate real value for our shareholders through its solid development strategy. Experienced and competent professionals at all levels of the Company are responsible for this success. We are extremely pleased to welcome Tim Baker to the Augusta Board and value the insight, experience and expertise he brings to the table.”

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta Resource Corporation is a base metals company focused on advancing the Rosemont Copper deposit located near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2011 (refer to Augusta’s website for further details). The exceptional experience and strength of our management team, combined with the developed infrastructure and robust economics of this project, will propel Augusta to become a solid mid-tier copper producer within the next three years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:
Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0134	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Richard W. Warke”

Richard W. Warke
Chairman

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com